Exhibit 99.1

27 January 2005	For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 Mob: 0419 731 371. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

James Hardie Responds To Asia

Compensation Queries

James Hardie was a joint venture investor in companies which manufactured products containing asbestos in Malaysia from 1966 and Indonesia from 1969.

James Hardie divested its investments in Indonesia in 1985 and in Malaysia shortly thereafter, and has not had a corporate or operational presence involving asbestos in the region since.

James Hardie understands that both the Indonesian and Malaysian Governments continue to allow the manufacture and distribution of products containing asbestos.

With the sale of James Hardie’s investments in the Indonesian and Malaysian companies, any liabilities or obligations remained with those joint venture entities.

James Hardie has not received any notification of a claim for asbestos disease related compensation in respect of Indonesia or Malaysia either prior to or since the sale of its operations in either country. If any claim was received, it would be considered on its merits.

New Zealand asbestos related disease compensation claims are managed by the state-run Accident Compensation Commission (ACC).

James Hardie, like all businesses in New Zealand, contributes financially to the established ACC fund as required by law via payment of an annual levy.

All decisions relating to the amount and allocation of payments to legitimate claimants in New Zealand are made by the ACC in accordance with New Zealand law.

End

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

www.jameshardie.com

Disclaimer

This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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